

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2011

James V. O'Donnell
Chief Executive Officer
American Eagle Outfitters, Inc.
77 Hot Metal Street
Pittsburgh, PA 15203-2329

  Re: **American Eagle Outfitters, Inc.**
     Form 10-K
     Filed March 26, 2010
     File No. 001-33338

Dear Mr. O'Donnell:

  We have completed our review of your filing and do not have any further comments at this time.

         Sincerely,

         /s/ Pamela Howell
         for

         John Reynolds
         Assistant Director